FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 10, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

NEW SYMBOL FOR MTS’ QUALITY

MTS PRESS RELEASE. MAY 10, 2006

IN LINE WITH THE IMPLEMENTATION OF A PORTAL BRAND BY THE SISTEMA TELECOM GROUP OF COMPANIES, MTS INTRODUCES ITS RENEWED BRAND

Today, in line with the implementation of a portal brand by the Sistema Telecom group of companies, a renewed brand of the largest Russian mobile phone operator, MTS, was introduced.

The joining of different brands into a unified “family” reflects a new stage in the development of the Russian telecommunications market – the creation of a multiple-discipline telecommunications group. As of May 2006, the following core companies of the group will work under a unified brand: MTS, Comstar UTS, MGTS and MTU-Intel, in addition to the managing company itself Sistema Telecom.

“The chosen visual for the portal brand – a simple and eternal symbol in the shape of an egg – defines the essence of modern technologies: external simplicity that hides the striking complexity of what is inside,” highlighted MTS’ acting President and CEO, Leonid Melamed. “This portal brand will provide MTS subscribers with access to new hi-tech quality services that were previously impossible, including a single access point to the Internet, to mobile and fixed-line phones, single billing, and a single interface for managing one’s services. In other words, the user will gain access to a single information space that he will be able to shape according to his own unique needs. The launch of the portal brand will allow the Sistema Telecom group of companies, including MTS, to best meet the high demands of the modern day user’s mobile services requirements.”

The renewed MTS brand symbolizes leadership and a dynamic and innovative approach to business. The external change – new logo, corporate style and sales offices look – is a reflection of the large-scale internal changes that are taking place in the Company in response to the shift from a technological business development model to the one more oriented towards the client.

“In our marketing strategy we are singling out two main directions,” commented MTS’ Vice President of Marketing, Grzegorz Esz. “The first one is the simplification of marketing communications creating simple tariffs with clear advantages for subscribers and clear segmentation of offers and services. The second direction is the simplification of the interface for dialogue with our clients, for example, the new sales offices’ format is aimed at turning them into stores to make them visually more welcoming and practically more convenient for buyers, who will be able to receive information and to test new technologies and services.”

The changes relating to MTS’ brand renewal will affect all the Company’s operational regions and areas of collaboration with subscribers. New payment cards are being circulated that will be valid along with the old payment cards until the latter expire. A federal advertising campaign has been launched, in which all MTS’ advertising and informational materials will be renewed. A renewed version of the Company’s website is already available at www.mtsgsm.com. Over the next few days, all the signs at existing MTS sales offices will be renewed and work is underway to transfer them in line with the service standards reflected by the new ideology of the brand.

In the near future, the Company’s subscribers will be offered new tariff offers and start-up kits using the renewed corporate style. Subscriber contracts will also be changed, but all previously signed contracts will be valid without any limitations, and there will be no need for existing MTS subscribers to renew them.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 61.77 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	Acting CEO

Date:   May 10, 2006